UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 16, 2016

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release - **Announcement - AngloGold Ashanti Information Update on Situation at Idled Obuasi Gold Mine**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

16 February 2016

NEWS RELEASE

AngloGold Ashanti Information Update on Situation at Idled Obuasi Gold Mine

Johannesburg and New York, 16 February 2016 - Last week, in the interests of safety, AngloGold Ashanti Ghana withdrew employees performing non-essential functions from its idled Obuasi Gold Mine, following the incursion of illegal miners inside the fenced areas of the site. There is no impact on AngloGold Ashanti's production and All-In Sustaining Costs as the site is not forecast to be in production for at least this year. Remaining employees are performing critical tasks related to maintenance of the site, and also water treatment, provision of medical services and maintenance of electrical facilities that provide power and water to employees' homes and surrounding communities.

This latest development at the site followed the withdrawal of government military protection from the mine on Tuesday, 2 February 2016, after initial incursions on 30 and 31 January 2016. It is important to note that the Ghana Army has a Memorandum of Understanding with the Chamber of Mines, on behalf of its members, to deploy military personnel at mining operations. To AngloGold Ashanti's knowledge, no other mines with a military presence have been affected.

The situation at the mine is currently calm, though AngloGold Ashanti Ghana remains deeply concerned about the prevailing conditions, with illegal miners continuing to enter the site. If allowed to continue unchecked, illegal mining taking place on parts of the concession, and vandalism of

AngloGold Ashanti Limited
Reg No: 1944/017354/06

Directors: SM Pityana (Chairman) S Venkatakrishnan (British/Indian) (Chief Executive Officer) KC Ramon (Chief Financial Officer) R Gasant A Garner (American) DL Hodgson NP January-Bardill MJ Kirkwood (British) M Richter (American/Panamanian) Prof LW Nkuhlu RJ Ruston (Australian)
Group General Counsel and Company Secretary: ME Sanz Perez



property, could threaten the long-term viability of the mine and AngloGold Ashanti Ghana's ability to continue its feasibility study and maintain critical services.

AngloGold Ashanti Ghana has informed local authorities, through a declaration of Force Majeure, that under the current situation it may be constrained from fulfilling certain conditions of its Amended Programme of Mining Operations, the permit that covers current activities at Obuasi.

Following engagement on 12 February 2016 between AngloGold Ashanti and the Ghanaian Minister of Lands and Natural Resources and other government officials, the Minister has committed to sending a delegation of high-ranking government officials to examine the situation at the mine. AngloGold Ashanti awaits the outcome of the delegation's visit, and will continue to urge authorities at a national and local level to assist in upholding the law and returning safety and security to the site before further injuries or further loss of life occur.

- **ENDS –**

Background/ Notes to Editors

AngloGold Ashanti suspended underground mining operations at the Obuasi Mine at the end of 2014 after incurring heavy (and ultimately unaffordable) financial losses over several years. Employees were paid a severance as mandated by law and in accordance with relevant Collective Agreements and Employment Contracts. Despite a very difficult market for the global mining industry, AngloGold Ashanti continues to invest significant time, skill and financial resources in building the case for the Obuasi Mine's redevelopment into a much needed, long-term contributor to the local, regional and national economies.

Since the suspension of operations, Obuasi has been in a government-approved limited operations phase, whilst AngloGold Ashanti conducts the feasibility study needed to determine whether the mine can be redeveloped into a profitable, productive operation that can once again be a significant employer and contributor to the local, regional and national economies in Ghana.

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited



Contacts

Media

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
Chris Nthite +27-83-301-2481   cnthite@anglogoldashanti.com

Investors

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

Sabrina Brockman   +1 212 858 7702 / +1 646 379 2555   sbrockman@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 16, 2016

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance